UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on December 29th, 2016

On December 29th, 2016, at 3p.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to decide on the following Agenda:

To approve the proposal for declaration and payment of (i) Dividends and (ii) Interest Equity, pursuant to the Company’s Executive Board proposal.

The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Annual Shareholders' Meeting to be held until April 30, 2017, for the declaration and payment of (I) Dividends in the total amount of R$ 1,400,000,000.00 (one million, four hundred thousand Reais), of which: (i) Interim amount of R$ 700,000,000.00 (seven hundred million Reais), pursuant to the article  37, item I, of the Company's Bylaws, calculated based on the balance sheet of November 30, 2016; and (i) Intermediary amount of R$ 700,000,000.00 (seven hundred million Reais), pursuant to the article  37, item II, of the Company's Bylaws, based on the dividend equalization reserve, both corresponding to R$ 0,08883087360 per common share, R$ 0,09771396096  per preferred share and R$ 0,18654483456 per Unit; and

(II) Interest on Company’s Equity, pursuant to the article  17, item XVIII, of the Company's Bylaws, in the gross amount of R$ 3,350,000,000.00 (three billion, three hundred and fifty million Reais), corresponding to R$ 0,42511918079 per common share, R$ 0,46763109886  per preferred share and R$ 0,89275027965 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 2,847,500,000.00 (two billion, eight hundred forty-seven million, five hundred thousand Reais), corresponding to R$ 0,36135130367 per common share, R$ 0,39748643403  per preferred share and R$ 0,7588377377 per Unit, except for immune and/or exempt shareholders:

The matters was discussed and approved by all the Directors.

It remained formalized that (i) the shareholders registered on the Company’s records by the end of January 4th, 2017 (including) will be entitled to the Dividends and Interest on Equity hereby approved. Therefore, as of January 5th, 2017 (including), the Company’s shares shall be traded “Ex-Dividends and Ex-Interest on Equity”; (ii) the Dividends and Interest on Equity hereby approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2016; and (b) shall be paid on February 23th, 2017, with no compensation of monetary restatement; (iii) the amount of Interest on Equity proposed in the base-year fits the limits settled in the tax legislation; (iv) the Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (v) the support documents of the mentioned declaration and payment of Interest on Equity shall be filed at the Company’s headquarters.

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[Free English Translation]

There being no further matters to be resolved, the Meeting was adjourned, and these minutes have been drawn up, read, approved, and signed by all the attendees.

São Paulo, December 29th, 2016.

Signatures: Mr. Jesús María Zabalza Lotina – Chairman (in exercise); Mrs. Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Sergio Agapito Lires Rial and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 29, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer